Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239178

San Diego Gas & Electric Company

Final Term Sheet

March 7, 2022

3.000% First Mortgage Bonds, Series XXX, due 2032

3.700% First Mortgage Bonds, Series YYY, due 2052

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 7, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	A1 (stable) by Moody’s Investors Service, Inc.
A (stable) by S&P Global Ratings
A (stable) by Fitch Ratings

Trade Date:	March 7, 2022

Settlement Date:	March 11, 2022 (T+4)

3.000% First Mortgage Bonds, Series XXX, due 2032

Securities Offered:	3.000% First Mortgage Bonds, Series XXX, due 2032 (the “Series XXX Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2022

Coupon:	3.000% per annum, accruing from March 11, 2022

Maturity:	March 15, 2032

Yield to Maturity:	3.033%

Spread to Benchmark Treasury:	+128 basis points

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Yield:	1.753%

Optional Redemption Provision:	At the Company’s option, prior to December 15, 2031 (the “Series XXX Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Series XXX Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.717%, plus accrued interest, if any

CUSIP:	797440 CB8

ISIN:	US797440CB87

3.700% First Mortgage Bonds, Series YYY, due 2052

Securities Offered:	3.700% First Mortgage Bonds, Series YYY, due 2052 (the “Series YYY Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2022

Coupon:	3.700% per annum, accruing from March 11, 2022

Maturity:	March 15, 2052

Yield to Maturity:	3.731%

Spread to Benchmark Treasury:	+155 basis points

Benchmark Treasury:	1.875% due November 15, 2051

Benchmark Treasury Yield:	2.181%

Optional Redemption Provision:	At the Company’s option, prior to September 15, 2051 (the “Series YYY Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. At the Company’s option, on and after the Series YYY Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.443%, plus accrued interest, if any

CUSIP:	797440 CC6

ISIN:	US797440CC60

All Bonds Offered Hereby

Mandatory Redemption Provision:	The Series XXX Bonds and the Series YYY Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds— Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Total Net Proceeds:	Approximately $988.2 million, after deducting the underwriting discounts but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.

Co-Managers:	Penserra Securities LLC
R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, by calling Santander Investment Securities Inc. toll-free at 1-855-403-3636, by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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